Exhibit 99.1

Lytus Technologies Holdings PTV. Ltd. Announces 1-for-2,500 Reverse Stock Split

Dubai, United Arab Emirates, Sept. 25, 2025 (GLOBE NEWSWIRE) --Lytus Technologies Holdings PTV. Ltd. (OTCQB: LYTHF) (the “Company”), a leader in platform services and next-generation technology, today announced that it intends to effect a reverse stock split of the Company’s common shares at a ratio of 1-for-2,500. The reverse stock split affects all shareholders uniformly and will not alter the relative rights or percentage interest of shareholders in the Company, except as a result of any fractional shares held, as described below.

The Company intends for the reverse stock split to become effective and to begin trading on a split-adjusted basis on the OTCQB at the open of trading on September 26, 2025, under the existing trading symbol “LYTHF”. The new CUSIP number for the common shares following the reverse stock split will be G5851A141.

Dharmesh Pandya, the Company’s Chief Executive Officer, commented, “The primary purpose of the reverse stock split is to increase the market price of our common shares in an effort to, among other things, satisfy certain NYSE American initial listing requirements. We believe the reverse stock split will strengthen our position as we pursue our goal of uplisting to a national securities exchange.”

Information for Shareholders

VStock Transfer LLC is the Company’s transfer agent for the common shares and will send instructions to shareholders of record who hold certificates regarding their exchange. Shareholders who hold their shares in book-entry form, in brokerage accounts or in “street name” are not required to take any action to effect the exchange following the reverse stock split.  In addition, all outstanding Company securities entitling their holders to purchase common shares or acquire common shares will be appropriately adjusted as a result of the reverse stock split, as required by the applicable terms of the instruments governing the terms of those securities.

No fractional common shares will be issued as a result of the reverse stock split, and any fractional common shares resulting from the reverse split will be rounded up to the next whole number at the participant level.

For more information, holders may contact VStock Transfer LLC by phone at (212) 828-8436, or by email at corporateactions@vstocktransfer.com.

About Lytus Technologies Holdings PTV. Ltd.

Lytus Technologies Holdings PTV. Ltd. (OTCQB: LYTHF) is a platform services company offering services primarily in India with a business model consisting primarily of (a) the current distribution of linear content streaming/telecasting services and (b) the development of technology products, namely, telemedicine and fintech. The Company is focused on consolidating its subscriber base for future technology services, such as telemedicine and healthcare services, while continuing to develop its technology platform for a better service experience. With a focus on digital streaming, HealthTech, fintech, AI, cybersecurity and more, the Company operates across India and other various international markets. The Company currently provides streaming and internet services through its platform and is simultaneously working to strengthen its platform services, including advancing its platform with state-of-the-art technology. For more information, visit lytuscorp.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains, and may implicate, forward-looking statements within the meaning of applicable federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Forward-looking statements include statements contained herein concerning, among other things, the Company’s planned reverse stock split of its common shares, the Company’s plans to uplist the common shares on NYSE American or another national exchange and the Company’s related filings, financial results, and the successful execution of the Company’s business strategy. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Such risks and uncertainties include, among other things, the need and availability of financing; the Company’s ability to implement its long-range business plan for various applications of its technologies; the Company’s ability to enter into agreements with any necessary marketing and/or distribution partners; the impact of competition, the Company obtaining and maintaining the necessary regulatory clearances applicable to applications of the Company’s technology; the Company’s ability to manage growth and other risks and uncertainties that may be detailed from time to time in the Company’s reports furnished and filed with the SEC. There can be no assurance that a broker will continue to make a market in the Company’s common shares or that trading of the common shares will continue on an over-the-counter market or elsewhere. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may differ materially from those described in this press release as intended, planned, anticipated, believed, estimated, or expected. Any forward-looking statement made by the Company in this press release is based on information currently available to the Company and speaks only as of the date on which it is made. Except to the extent required by law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, a change in events, conditions, circumstances, or assumptions underlying such statements, or otherwise.

Investor Relations Contact

Dave Gentry

RedChip Companies, Inc.

1.800.RED.CHIP (733-2447)

LYTHF@redchip.com

Media Contact

Sarah Bandukwala, Marketing & Communications, Lytus Group

+91 97698 03197

sarah@lytus.digital

media@lytuscorp.com